July 15, 2008

Mr. Jim Atkinson

Ms. Vanessa Robertson

Mail Stop 6010

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20548

Re:

Mach One Corporation.

Registration Statement on Form S-1

Amendment no. 4 filed June 27, 2008

File No. 333-146744

Dear Mr. Atkinson and Ms. Robertson,

Thank you for the quick response and for your comment letter of July 2, 2008. Following are Mach One’s responses to your comments.  For your convenience, each of the Staff’s comments has been reprinted below and our responses are in bold. We have chosen for the most part not to duplicate the written revisions made within the document into the responses within this letter as we felt it would be easier and less cumbersome.

Along with mailing of any further comments you may have, we also request a fax copy be sent to Steven M. Grubner at 847.387.5513 at the time of mailing.

FORM S-1

Summary Financial Data, page 4

1. Please refer to your response to comment 14. The amount of loss from operations for 2006 of $(629,296) was not revised to agree with the amount in the statement of operations filed in your last amendment of $(625,160). Please revise. Revised.

Business, page 12

2. Any revisions to the business discussion should clearly distinguish which operations or divisions currently exist and which operations or divisions are under consideration for future development. Completed.

3. As previously requested in comment 6 and with a view to possible disclosure, please provide supplemental support for the statement "as a result of our substantial manufacturing activity relating to antibody production and colostrum concentration we produce highly valuable derivative materials that can be used in Nutraceutical production." Your response should at least include:

a. Quantification of the level of your manufacturing activity; Manufacturing has just begun of colostrum materials and resultant antibodies. Antibodies are highly concentrated and we believe we will  produce thousands of doses from each liter of concentrated plasma.

b. Quantification of the amount of revenues you have derived from the materials used in Nutraceutical production;  no revenues to date as antibody product still in last stage of development for market, and

c. A discussion of the types of Nutraceuticals that utilize the derivative materials from your manufacturing activity. We foresee an immune system booster Nutraceutical for human use as well as a targeted dose for specific ailments that an antibody could control.

4. Your website stated your "Derivatives Division will manufacture Nutraceutical products under contract for outside parties who will sell them in the marketplace. The business, business plan, risk factors, and MD&A sections of the prospectus do not describe this proposed activity. Please explain why you have not included similar website disclosure in the prospectus. Until this division is better defined internally, we have chosen to remove this from our website and not include it as a proposed activity.

5. We note your plan to manufacture Nutraceutical products. Will these products utilize colostrum in the manufacturing process? If so, how much excess colostrum do you anticipate will be available for resale to third party Nutraceutical manufacturers? No colostrum is used in the Nutraceutical products. All colostrum not used in the manufacture of our colostrum replacement product will be available for resale. Typically, we use about 10% of each gallon collected to manufacture colostrum replacement products.

6. Please tell us supplemental the per gallon equivalent price of your colostrum replacement product in order to compare it to the price per gallon when your excess colostrum is sold to Nutraceutical manufacturers. We may have additional comments. As we use approximately a tenth of a gallon, or $3.10 per dose of our product, its equivalent price per gallon is $31.

7. Please file as an exhibit the contract for the sale of excess colostrum at $31 per gallon. Attached as Exhibit 10.13.

8. We note your response to comment 11. Please include the substance of this response in the prospectus. Included.

Patents, page 18

9. Please expand the discussion to explain what you mean by the phrase "our current patent portfolio comes to us through Dr. Nash." Changed to read “our current patent portfolio comes to us by agreement with Dr. Nash.

10. Please explain whether the company has title to the patents or otherwise has legal right to utilize the patents. If there is an agreement for the company's use of the patents the agreement should be filed as an exhibit. Legal right by way of attached agreement with Dr. Nash.

11. How is Dr. Nash compensated for the use of his patents and his service as chief science officer? In this regard, we note he is not listed as a shareholder of the company. Dr. Nash has an employment agreement that compensates him for use of patents and as Chief Science Officer. Added as shareholder in document.

12. Please expand the discussion to indicate whether the company has an employment agreement with Dr. Nash, describe the terms of the agreement, and file the agreement as an exhibit. Revised and attached as Exhibit 10.14.

Management,  page 20

13. Your website identified Mr. Steven Grubner as your chief financial officer and chief operating officer. Please advise why the prospectus does not disclose this information. We may have additional comments. The website is being revised to correct this identification. Mr. Grubner works in an independent advisory role to the company and is not an officer of the company.

12% Convertible Notes. page 25

14. Please expand the discussion to identify the shareholder who secured the notes. Completed.

Results of Operations, page 28

Quarter ending March 31.2008 compared to quarter ending March 31,2007

15. Please expand the discussion to address your sources of revenues for the respective periods and the reasons for the variances from period to period. Revised.

16. Refer to your response to comment 22. Please note that you are required to include a discussion of the year ending December 31,2007 compared to year ending December 31,2006 in addition to your current disclosure of the quarter ending March 31,2008 compared to the quarter ending March 3 , 2007. Once you have included the year end explanations we will evaluate your compliance with comment 22 which requested that you expand your disclosure to explain the increase in sales and the decrease in cost of sales as well as the increase in salaries and benefits expense. Included.

General

17. It appears that your website is currently inaccessible. Please tell us supplemental why this has occurred and what you plans are for the website. The company received an exploratory letter from the USDA regarding references to our nasal spray product for cattle. We are responding to their request for information and believed it prudent to restrict access to our website until all USDA requests are met and any changes are made.

Consolidated Financial Statements

18. Please note that you need to include the audited financial statements and notes to the financial statements for the years ended December 31, 2007 and 2006 as well as the accountant's report in all amendments that you file. Included.

19. Please include a letter from your accountant regarding the unaudited interim financial information that complies with the requirements of Item 601(b)(15) of Regulation S-K. In addition, please file an updated consent from your accountant for the review report for the period ended March 31, 2008. Filed as Exhibit 15.1 and Exhibit 23.2.

Consolidated Balance Sheets, page 34

20. Please refer to your response to comment 23. Please explain why the $237,500 is classified as a prepayment on the balance sheet or revise your financial statements. Your prior responses indicated that the final payment was dated on November 2006. In addition, please ensure that you have made the necessary changes in compliance with comment 23 when you file the December 31, 2007 and 2006 financial statements. The final payment was due in November 2006, but was actually made in March 2007 by agreement of the parties. At that time, we moved the booked obligation of payment into the asset category of our financial statements and treated it as such.

21. Please note that we cannot evaluate your compliance with comment 24 until you include the revised financial statements as of December 31, 2007 and 2006. Please revise the balance for 'Total Long Term Liabilities' as of December 31, 2007. Revised to reflect short term nature of convertible note balance.

22. Please note that we cannot evaluate your compliance with comment 25 until you include the revised financial statements as of December 3 1, 2007 and 2006. Please revise the number of preferred shares outstanding on your balance sheet as of December 31, 2006 and 2007 to agree with the number on the Statements of Stockholders' Equity. Revised.

Consolidated Statements of Changes in Stockholders' Equity (Deficit). page 37

23. It does not appear as though you included the 'shares issued under terns of note’ for the period ended March 31, 2008 in your total Paid in Capital balance and Total Stockholder's Equity balance. Please revise. Revised.

24. Please refer to your response to comment 26 and your revised disclosures. As we stated in comment 34 of our letter dated February 20, 2008, the 30 million shares issued in connection with the merger should be treated as outstanding for all periods presented. Therefore, please revise to reflect the 30 million shares outstanding for the period ended December 31, 2005. Revised.

25. Please refer to your response to comment 29. Please clarify for us the specific accounting change you intend to apply to the remaining balance of the convertible note and the dollar amount of the change. Also, please tell us the dollar amounts and journal entries you believe should have been used for the portions of the note that have already been converted. Please confirm whether the revised amounts used to calculate the beneficial conversion expense reflect the market price of the stock at the commitment date rather than the market price of the stock at conversion. The beneficial conversion expense is the same whether reflected at commitment date or conversion date. Either way, with the agreement providing for a 50% discount, the expense will be $50,000. The only difference would be in the actual amount of equity it is converted into reflected in shares. We are still unclear as to what treatment is necessary from what has already been reported and if we need to revise past financials regarding beneficial conversion.  Upon receipt of the capital, we made a journal entry reflecting a note payable in that amount. Upon a conversion, we reduced the note payable by the converted amount, issued shares per the formula in the agreement, and made entries to common stock and paid in capital to balance.

Consolidated Statements of Cash Flows, page 38

26. It appears as though the beneficial conversion line item of $275,000 for 2008 was included in error. Please revise. Revised.

27. Please refer to your response to comment 31 and your revised disclosures. It is still not clear where the amount for "Proceeds from issuance of stock" on the statement of cash flows for 2006 of $129,767 is reflected in the statement of stockholders' equity. Please explain. Corrected number to $130,860 as total of four capital contributions for stock in 2006 and revised financials.

Note 1 - Organization and Summary of Significant Accounting Policies, page 39

 28. Please refer to your response to comment 32. Paragraph 7 of SFAS 141 states that the portion of the cost of acquiring assets in groups should be assigned to each individual asset acquired on the basis of its fair value. Therefore, please explain why you did not allocate a portion of the $250,000 to patent rights and license rights in accordance with paragraphs 3-8 of SFAS 141. At the time of acquisition, the fair market value of the equipment was in excess of $750,000. The patent and license rights were applicable to the equine industry more so than our planned bovine applications. The patent was close to expiration and we knew we would not be renewing it. Therefore, in management’s opinion, patent and license rights had no value and we allocated the $250,000 to equipment.

Note 4 - Loan Payable, page 40

29. Please note that we cannot evaluate your compliance with comment 36 until you include the revised financial statements as of December 31, 2007 and 2006. Please explain why the loan payable was classified as long-term in 2006 since it was due on demand. Reclassified as short term and revised financial statements.

Note 5 - Notes Payable, page 41

30. Please refer to your response to comment 37 and your revised disclosures. Please revise your disclosure to include the terms of all the notes payable. In addition, please revise your disclosure on page 27 to reflect that you have received $1,000,000 to date from the executed promissory note. Revised.

Note 6 - Convertible Notes Payable, page 41

31. Please refer to your response to comment 38. Please tell us your analysis of whether the conversion option should be a derivative liability. Please include your consideration of paragraph 12 of SFAS 150. Also, please clarify why the convertible notes payable are classified as long term when they are due on December 14, 2008. In accordance with EITF-00-19 and SFAS 150, since there is no explicit limit on the number of shares that are to be delivered upon exercise of the conversion feature, the       Company is not able to assert that it will have sufficient authorized and unissued shares to settle the conversion option. As a result, the conversion feature should be accounted for as a derivative liability with the fair value recorded in earnings each period. Please provide guidance as to whether it is acceptable to account for the remaining balance due under the note as a derivative liability going forward in our financial statements or whether a restatement of financials back to 2006 is necessary.

Convertible note Revised to reclassify as short term.

________________________

Monte Tobin, CEO

Mach One Corporation

Submitted on behalf of registrant by:

Steven M. Grubner, Esq.

Telephone: 847.366.8058

Fax: 847.387.5513

Email: sgrubner@earthlink.net